

Mail Stop 3628

June 8, 2009

**Via Facsimile and U.S. Mail**

Bryan Goolsby, Esq.
Locke Lord Bissell & Liddell LLP
2200 Ross Avenue, Suite 2200
Dallas, TX 75201

>        **Re:    Weingarten Realty Investors**
>               **Schedule TO-I filed June 1, 2009**
>               **File No. 5-43286**

Dear Mr. Goolsby:

    We have limited our review of the filings to those issues we have addressed in our comments.  Where indicated, we think you should revise the documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

1.  We note that the any and all offer expires in less than 20 business days.  Please revise so that the any and all offer is open for the required full 20 business days or advise us.  Refer to Rule 14e-1(a) and Section I.C. of SEC Release No. 34-43069.

2.  Please tell us whether you believe each of the series of securities is a separate class of subject security for purposes of Rule 13e-4 and Regulation 14E.  If you believe that each series of notes is a separate class of subject security, then revise the disclosure which currently refers to the offer for any and all as one offer.

3. Please revise to state the minimum and maximum amounts offered to the holders of the convertible notes. Refer to Item 1004(a)(1)(ii) of Regulation M-A.

How will the Company pay for the Notes, page 4

4. We note that you will obtain the necessary funds by liquidating short term investments. Please revise to describe the short term investments. Refer to Item 1007(a) of Regulation M-A.

Expiration Dates…, page 11

5. Please revise to describe the circumstances under which you would delay acceptance.

Acceptance of Notes for Purchase…, page 14

6. We note that on page 15 you state that you may transfer or assign the right to purchase securities in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,


Peggy Kim
Special Counsel
Office of Mergers & Acquisitions